

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

Via E-mail
James R. Boldt
Chairman and Chief Executive Officer
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, New York 14209

> **Re:** **Computer Task Group, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-09410**

Dear Mr. Boldt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 29

1.   We note that while you present a total for comprehensive income you do not present a total for other comprehensive income. Please tell us what consideration was given to presenting a total for other comprehensive income consistent with the guidance in ASC 220-10-45-1B.

Note 5. Income Taxes, page 40

2.   We note your disclosure on page 42 that undistributed earnings of the company's foreign
        subsidiaries are considered to be indefinitely reinvested. Please tell us what
        consideration was given to disclosing the amount of undistributed earnings as well as the
        estimated unrecognized deferred tax liability or that such a determination is not
        practicable. Please refer to ASC 740-30-50-2.

3.   We note that you present revenue data based on geographical areas, industry vertical
        markets and for IT Solutions and IT Staffing. We further note disclosure that your
        solutions business incurs lower direct costs than the staffing business. Please refer to
        ASC 280-10-50 and provide us with the following information with respect to your
        organization and business units:

        •   Describe for us the company's internal management reporting process, including
            organization and reporting structure;
        •   Identify the company's chief operating decision maker ("CODM");
        •   Identify any segment managers;
        •   Describe how resources are allocated and performance is evaluated throughout your
            organization. Tell us if the CODM makes decisions to allocate resources differently
            among any of your primary service offerings and/or among your vertical market focus
            areas;
        •   Describe for us the internal management reports, including the level of detail of
            financial information gathered and reviewed for your different business units; and
        •   Identify any business units that you believe meet the definition of an operating
            segment that are aggregated within your reportable segment.

Item 9A. Controls and Procedures

(c) Changes in Internal Control Over Financial Reporting, page 55

4.   We note your disclosure that there were no changes in the company's internal control
        over financial reporting that occurred during the period covered by this annual report that
        have materially affected, or are reasonably likely to materially affect, the company's
        internal control over financial reporting. In future filings, please revise to disclose
        whether there were any changes in internal control over financial reporting that occurred
        during the company's last fiscal quarter (the fourth fiscal quarter in the case of the annual
        report) that materially affected, or is reasonably likely to materially affect, the company's
        internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Part III (incorporated by reference to the definitive proxy statement filed on March 27, 2013)

Compensation Discussion and Analysis

Performance-Based Incentives, page 16

5.   We note that in fiscal 2012 you paid cash incentive awards to your named executive officers based, in part, on targeted levels of consolidated revenue and operating income for the entire company and that you made contributions to executives participating in the deferred compensation plan based upon the company's attainment of certain operating income targets. We note further that you do not disclose the specific revenue and income performance targets used in these incentive programs. In your response letter, please disclose the target levels applicable to both incentive programs in fiscal 2012, the extent to which such target levels were achieved and explain how achievement of such goals resulted in specific payouts under the respective plans. Also, confirm that you will provide a similar level disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K. To the extent that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit performance-related targets, please provide us with your competitive harm analysis. Please note that where performance targets are tied to company-wide financial results that are publicly reported, we expect that companies will disclose the targets if material to their compensation policies and decisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P.

Shuman, Branch Chief-Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant